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                                                                    EXHIBIT 4(c)

                          DATED AS OF SEPTEMBER 9, 1997
                 TELECOMUNICACOES DE MINAS GERAIS S.A. (TELEMIG)
                                       AND
                         EXPORT DEVELOPMENT CORPORATION
                                 LOAN AGREEMENT

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TABLE OF CONTENTS

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PARTIES...........................................................................................................1

RECITALS..........................................................................................................1

ARTICLE I                      DEFINITIONS........................................................................1
         Section 1.01.         Definitions........................................................................1
         Section 1.02          Rules of Interpretation............................................................5

ARTICLE II                     REPRESENTATIONS AND WARRANTIES.....................................................5
         Section 2.01          Representations and Warranties.....................................................5

ARTICLE III                    LOAN...............................................................................8
         Section 3.01          Loan...............................................................................8
         Section 3.02          Currency and Manner of Advances....................................................8
         Section 3.03          Disclaimer.........................................................................8
         Section 3.04          Third Country Supply...............................................................9

ARTICLE IV                     REPAYMENT OF PRINCIPAL, PAYMENT OF INTEREST AND OTHER CHARGES......................9
         Section 4.01          Principal..........................................................................9
         Section 4.02          Interest...........................................................................9
         Section 4.03          Changes in Market, Additional Cost and Illegality.................................10
         Section 4.04          Place and Manner of Payment.......................................................12
         Section 4.05          No Deduction for Taxes............................................................12
         Section 4.06          Administration Fee................................................................13
         Section 4.07          Commitment Fee and Exposure Fee...................................................13
         Section 4.08          Costs and Expenses................................................................13
         Section 4.09          Application of Payments...........................................................14
         Section 4.10          Prepayment........................................................................14
         Section 4.11          Indemnities.......................................................................15

ARTICLE V                      LOAN ACCOUNTS.....................................................................15
         Section 5.01          Loan Accounts.....................................................................15

ARTICLE VI                     PREDISBURSEMENT CONDITIONS........................................................16
         Section 6.01          First Advance.....................................................................15
         Section 6.02          Each Advance......................................................................16
         Section 6.03          Waiver of Predisbursement Conditions..............................................16

ARTICLE VII                    COVENANTS OF BORROWER.............................................................17
         Section 7.01          Covenants of Borrower.............................................................17

ARTICLE VIII                   CANADIAN BENEFIT..................................................................19
         Section 8.01          Canadian Benefit..................................................................19

ARTICLE IX                     DEFAULT...........................................................................19
         Section 9.01          Events of Default.................................................................19
         Section 9.02          Suspension of Advances............................................................21
         Section 9.03          Termination of Advances and Acceleration..........................................22
         Section 9.04          Remedies Cumulative...............................................................22
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         Section 9.05          Performance of Borrower's Covenants...............................................22

ARTICLE X                      NOTICE............................................................................22
         Section 10.01         Notice............................................................................22

ARTICLE XI                     PROPER LAW AND JURISDICTION.......................................................23
         Section 11.01         Proper Law........................................................................23
         Section 11.02         Waiver of Immunity................................................................23
         Section 11.03         Submission to Jurisdiction........................................................24
         Section 11.04         Currency..........................................................................24
         Section 11.05         English Language..................................................................24

ARTICLE XII                    SEVERABILITY OF PROVISIONS........................................................25
         Section 12.01         Severability of Provisions........................................................25

ARTICLE XIII                   SUCCESSORS AND ASSIGNS............................................................25
         Section 13.01         Successors and Assigns............................................................25

ARTICLE XIV                    COUNTERPARTS......................................................................26
         Section 14.01         Counterparts......................................................................26

APPENDIX "1"                   LEGAL PROCEEDINGS
SCHEDULE "A"                   DISBURSEMENT PROCEDURES AGREEMENT
SCHEDULE "B"                   FORM OF OPINION OF BORROWER'S COUNSEL
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EDC LOAN NO 880-BRA-7615

THIS LOAN AGREEMENT dated as of September 9, 1997 is made

BETWEEN

                  TELECOMUNICACOES DE MINAS GERAIS S.A. (TELEMIG)
                           A Brazilian corporation having its head office at Belo Horizonte,
                           Minas Gerais, Brazil
                           (the "BORROWER")

AND

                  EXPORT   DEVELOPMENT CORPORATION,
                           A corporation established by an Act of the Parliament of Canada, having its head office at Ottawa, Canada ("EDC")

                  WHEREAS EDC, at the request of the BORROWER, is prepared to lend to the BORROWER up to USD21,250,000 on the terms and subject to the conditions of this Agreement in order to finance the purchase of the GOODS AND SERVICES;

                  NOW THEREFORE EDC and the BORROWER agree that:

                                   ARTICLE I
                                   DEFINITIONS

                  SECTION 1.01      Definitions.

                  In this Agreement unless the context otherwise requires:

                  "ADVANCE" means an amount advanced or, according to the context, to be advanced to the BORROWER pursuant to Section 3.01 of this Agreement;

                  "BANK" means Bank of Montreal, a Canadian Chartered bank having its head office at Montreal, Quebec;

                  "BRAZIL" means the Federative Republic of Brazil;

                  "BUSINESS DAY" means any day on which banks are open for business in New York, New York, U.S.A;

                  "CERTIFICATE OF REGISTRATION" means the Certificado de Registro to be issued by the Banco Central do Brasil with respect to the loan contemplated herein;

                  "CONTRACT" means contract CF.EPM-6/.04620./96-1 dated August 30, 1996 between Telecomunicacoes de Minas Gerais S.A (Telemig) and PROMON in the amount of R$63,722,526.76 for the purchase of certain goods and services including the GOODS AND SERVICES, as same may be amended from time to time with the consent of EDC as provided in this Agreement;

                  "DPA" means the Disbursement Procedures Agreement of even date herewith, between the BORROWER, EDC and the EXPORTER, substantially in the form of Schedule "A";

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                  "ENCUMBRANCE" means any mortgage, lien, security interest, pledge, charge, encumbrance or other type of preferential arrangement other than liens arising by operation of law;

                  "EQUITY" with respect to any PERSON, means the sum of that PERSON's unimpaired paid-in capital, surplus, free reserves and funds for capitalization;

                   "EVENT OF DEFAULT" means any of the events or circumstances described in Section 9.01;

                   "EXPORTER" means Nortel CALA Inc., a corporation incorporated under the laws of Florida, U.S.A., a subsidiary of Northern Telecom Limited;

                  "EXPOSURE FEE" means the amounts payable by the BORROWER to EDC pursuant to Section 4.07(b) in respect of ADVANCES;

                  "FIRST REPAYMENT DATE" means the sixth month following the month of final ADVANCE or if such date is not a BUSINESS DAY, the next BUSINESS DAY;

                   "GAAP" means generally accepted accounting principles in BRAZIL;

                  "GOOD AND SERVICES" means certain cellular telecommunications equipment and related services, which have been sold by the EXPORTER to PROMON and which have been in turn sold by PROMON to the PURCHASER pursuant to the CONTRACT, and meeting the Canadian benefit requirements of EDC;

                  "GOVERNMENTAL APPROVAL" means any consent, approval, authorization, exemption, registration, filing, opinion or declaration from or with, as the case may be, BRAZIL or any ministry, department, agency, autonomous institution, instrumentality, corporation or other governmental entity of BRAZIL or owned or controlled, directly or indirectly, by BRAZIL or any political subdivision, taxing or other authority having jurisdiction with respect thereto within the territory of BRAZIL;

                  "INDEBTEDNESS" means, with respect to any PERSON, (a) all indebtedness of such PERSON for borrowed money or for deferred purchase price of any PROPERTY or services; (b) all indebtedness created or arising under any conditional sales or other title retention agreement with respect to any PROPERTY acquired by such PERSON (including, without limitation, indebtedness under any such agreement which provides that the rights and remedies of the seller or lender thereunder in the event of default are limited to repossession or sale of such PROPERTY); (c) all obligations under leases which shall have been or BRAZIL, recorded as capitalized leases in respect of which such PERSON is liable as lessee; (d) all direct and indirect guaranties (including, without limitation, any aval) of such PERSON in respect of, and all obligations (contingent or otherwise) of such PERSON to purchase or otherwise acquire, or otherwise to assure a creditor against or in respect of, any indebtedness or obligation referred to above in this paragraph in item (a), (b) or (c) of any other PERSON; and (e) all indebtedness and obligations referred to above in this paragraph in item (a), (b), (C) or (D) secured by (or for which the holder of such indebtedness or obligation has an existing right, contingent or otherwise, to be secured by an ENCUMBRANCE upon or in any PROPERTY of such PERSON, even though such PERSON has not assumed or become liable for the payment of such indebtedness or obligation;

                   "INTEREST PAYMENT DATE" means:

                   (a)                the FIRST REPAYMENT DATE; and

                   (b) the dates which fall six and twelve months after the FIRST REPAYMENT DATE and each anniversary of those dates;

                   or, if any such date is not a BUSINESS DAY, the nest BUSINESS DAY;

                  "INTEREST PERIOD" means:

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                   (a)                with respect to each ADVANCE, the period
                                      commencing on and including the date on
                                      which that ADVANCE is made and ending on and including the date preceding the next succeeding INTEREST PAYMENT DATE; or

                   (b) with respect to interest on amounts in default not payable with respect to a particular ADVANCE, the period commencing on and including the date of default and ending on and including the date preceding the next succeeding INTEREST PAYMENT DATE;

                  and the period commencing on and including an INTEREST PAYMENT DATE and ending on and including the date preceding the next succeeding INTEREST PAYMENT DATE;

                  "LIBOR", for each INTEREST PERIOD means the rate per annum determined as of two (2) days on which banks are open for business in London, England before the first day of such INTEREST PERIOD for value on the first day thereof as the average (rounded upwards to the nearest 1/16th of one per cent) of the rates quoted at 11:00 a.m. (London, England time) on the REUTERS SCREEN LIBOR PAGE by the banks used as reference banks for such service as the rates offered by such banks for six-month deposits in UNITED STATES DOLLARS. If it is not possible to determine LIBOR in this way for any INTEREST PERIOD, LIBOR shall mean the rate per annum which the date of calculation, is prepared to accept as a rate of return on deposits of UNITED STATES DOLLARS, with first class banks in the London Interbank Market, or if the BANK cannot make US DOLLAR deposits in London, then in the New York Interbank Market, in amounts equal or comparable to the relevant amount advanced or principal outstanding, for a period comparable to the relevant INTEREST PERIOD;

                  "PERMITTED LIENS" means in respect of the assets, income, revenue or PROPERTY of the BORROWER those ENCUMBRANCES arising on property purchased by the BORROWER as security for all or part of the unpaid purchase price thereof;

                  "PERSON" means an individual, corporation, partnership, joint venture, trust, unincorporated organization or other judicial entity of a national state or any agency or political subdivision thereof,

                  "POTENTIAL DEFAULT" means any event or circumstance that, with notice or lapse of time or both, would constitute an EVENT OF DEFAULT;

                  "PRIOR APPROVAL" means the Autorizacao Previa issued by the Banco Central do Brasil with respect to the loan contemplated herein;

                   "PROMON" means Promon Eletronica Ltda., a company incorporated under the laws of BRAZIL and having its head office in Sao Paulo, Brazil;

                  "PROPERTY" means all assets, revenues, rights to receive income and other property (whether tangible or intangible) of the applicable PERSON;

                   "PURCHASER" means Telecomunicacoes de Minas Gerais S.A (Telemig);

                  "R$" means the currency of Brazil;

                  "REUTERS SCREEN LIBO PAGE" means the display designated as page "LIBO" on the Reuter Monitor Money Rates Services (or such other page as may replace the LIBO page on that service for the purpose of displaying London Interbank offered Rates);

                  "TAXES" means all present or future taxes (including stamp taxes), levies, imposts, duties, fees, royalties, deductions and withholdings together with any fines, penalties and interest thereof and any restrictions or conditions resulting in an obligation to pay monies to a government or governmental agency;

                  "TELEBRAS" means Telecomunicacoes Brasileiras S.A, a Brazilian corporation having its head office at Brasilia, Brazil; and

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                  "UNITED STATES DOLLARS" and "USD" each means the currency of the currency of the United States of America.




                   SECTION 1.02. Rules of Interpretation. In this Agreement unless the context requires otherwise:

                   (a) the singular shall include the plural and vice versa;

                   (b) references to a "person" shall be construed as references to any individual, firm, company, corporation, unincorporated body of persons or any state or political subdivision there of or any government or any agency thereof;

                   (c) whenever any person is referred to, such reference shall be deemed to include the permitted assignees and successors of such person, whether by operation of law, consolidation, merger, sale, amalgamation or otherwise as applicable;

                   (d) references to a specified Article, Section or Schedule shall be construed as references to that specified Article or Section of, or Schedule to, this Agreement;

                   (e) references to any agreement or other instrument shall be deemed to include such agreement or other instrument as it may from time to time be modified, amended, supplemented or restated in accordance with its terms and, where required hereunder, with he consent of EDC;

                   (f) the terms "hereof", "herein" and "hereunder" shall be deemed to refer to this Agreement; and

                   (g) the heading of the Articles and Sections are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

                   SECTION 2.01. Representations and Warranties.

                  The BORROWER represents and warrants to EDC as of the date of this Agreement and, except as otherwise permitted or required hereunder, shall be deemed to represent and warrant as of the date of each ADVANCE (and it shall be a condition of EDC's obligation to make each ADVANCE and the marking of any ADVANCE shall not constitute a waiver thereof). That:

                   (a) as of the date hereof, the BORROWER is a corporation duly incorporated and organized and validly existing and in good standing under the laws of BRAZIL;

                   (b) as of the date hereof, approximately 89% of the issued and outstanding voting shares of the BORROWER are owned by TELEBRAS;

                   (c) the BORROWER has the power and authority to own its property and assets and to carry on business as it is being carried on at the date of this Agreement;

                   (d) the entering into and the performance of the terms of this Agreement and the DPA and of each document to be delivered by the BORROWER with respect to this Agreement;


                    (i) are within its corporate powers and have been duly authorized by all necessary corporate action; and

                    (ii) are not in violation of any law, statute, regulation, ordinance or decree of BRAZIL and are not contrary to public policy or public order in BRAZIL;

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                   (e) this Agreement and the DPA have been duly executed and delivered and constitute direct, legal, valid and binding obligations of the BORROWER enforceable against the BORROWER in accordance with their respective terms;

                   (f) (i) all registrations, consents, licences and approvals of any administrative agency or governmental or other body required under the laws of BRAZIL in connection with the execution and delivery by the BORROWER of this Agreement, the DPA and each document to be delivered by the BORROWER with respect to this Agreement and for the performance of the terms thereof, and for the validity and enforceability and admissibility in evidence thereof, have been effected or obtained and are in full force and effect, except:

                   (A) the PRIOR APPROVAL;

                   (B) the CERTIFICATE OF REGISTRATION which will, inter alia, allow the BORROWER to make payments to EDC in UNITED STATES DOLLARS of principal, interest, fees, commissions and expenses provided for herein; and

                   (C) the approval of Banco Central do Brasil of any payment in UNITED STATES DOLLARS or any other non-Brazilian currency not set forth in the PRIOR APPROVAL or in the CERTIFICATE OF REGISTRATION;

                                   it is not necessary in order to ensure the
                  legality, validity, binding nature, enforceability or admissibility in evidence of this Agreement or the DPA in BRAZIL that any document be filed, recorded or enrolled with any court or authority in BRAZIL or that any stamp, registration or other like taxes be paid on or in relation to this Agreement or the DPA, except as set forth in Section 2.01
                  (f)(i) and except that in order to ensure the legality, validity, binding nature, enforceability or admissibility in evidence of this Agreement and the DPA in BRAZIL (A) the signatures of the parties to this Agreement and the DPA signing outside BRAZIL must be notarized by a notary public licensed as such under the law of the place of signing and the signature of such notary public must be authenticated by a consular official of BRAZIL (or, in the absence of such notarization and consularization this Agreement and the DPA must be registered with the competent register of titles and deeds in BRAZIL) and (B) this Agreement and the DPA must be translated into the Portuguese language by a sworn translator prior to this Agreement and the DPA being admitted into evidence before a court in BRAZIL;

                   (g) the BORROWER is subject to the civil commercial laws of BRAZIL in respect of its obligations generally and is not entitled to claim for itself or its assets immunity from jurisdiction, suit, judgment, execution, attachment or other legal process in BRAZIL in respect of its obligations under this Agreement;

                   (h) the obligations of the BORROWER under this Agreement rank and will rank at least pari passu with all other unsecured and unsubordinated indebtedness of the BORROWER;

                   (i) the assets and revenues of the BORROWER are not subject to any ENCUMBRANCES other than PERMITTEE LIENS;

                   (j) the audited consolidated financial statements of the BORROWER dated as of December 31, 1996, copies of which have been delivered to EDC, are true and correct and accurately present the financial condition of the BORROWER and the results of its consolidated operations for the period covered; such financial statements have been prepared in accordance with GAAP applied on a consistent basis, and between the date of those financial statements and the date of this Agreement there has been no material adverse change in the financial condition or in the business or assets of the BORROWER;

                   (k) there are no legal proceedings pending or, so far as is known to the BORROWER, threatened before any court, arbitral, administrative agency or governmental or other body having authority over it which could or would materially adversely affect the financial condition or the operations of the BORROWER or its obligations hereunder;

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                   (l) the BORROWER is not in violation of any term of its
incorporating instrument and bylaws or of any agreement, instrument evidencing indebtedness, mortgage, franchise, licence, judgment, decree, order, statute, rule, law, ordinance or regulation to which it or its business or assets are subject; the entering into, performance and compliance with this Agreement and the DPA and each document to be delivered by the BORROWER with respect to this Agreement and the DPA will not result in any such violation or constitute a default under or be in conflict with any such term, or create any mortgage, lien, or ENCUMBRANCE upon any of the assets of the BORROWER pursuant to any such term; and there is no such term which materially adversely affects or in the future may (so far as the BORROWER can now foresee) materially adversely affect the financial condition or the business or assets of the BORROWER or its ability to perform its obligations hereunder;

                   (m) all payments to be made by the BORROWER hereunder are exempt from any TAXES in BRAZIL and the BORROWER is not required by law to make any deduction or withholding therefrom; and

                   (n) in any proceedings taken in BRAZIL for the enforcement of this Agreement, the choice of Ontario law as the governing law of this Agreement will be recognized by the Courts of BRAZIL; the irrevocable submission by the BORROWER to the non-exclusive jurisdiction of the Courts of the Province of Ontario is legal, valid, binding and enforceable; and any judgment obtained in proceedings in the Province of Ontario would be enforced by the Courts of BRAZIL in accordance with and subject to the procedure in BRAZIL, provided that such judgment is previously confirmed by the Federal Supreme Court of BRAZIL, such confirmation only occurring if such judgment: (I) fulfills all formalities required for its enforceability under the laws of the country wherein it was issued; (II) was issued by a competent court after service of process on the BORROWER; (III) is not subject to appeal; (IV) was authenticated by a Brazilian consulate in the country wherein it was issued; and (V) is not contrary to Brazilian public policy (as provided in Article 17 of the Law of Introduction to the Brazilian Civil Code).

                                  ARTICLE III

                                      LOAN

                   SECTION 3.01. Loan.

                  Subject to the terms and conditions of this Agreement and in reliance on the foregoing representations and warranties, EDC agrees to lend to the BORROWER up to USD21,250,000 at a fluctuating rate of interest as provided in Section 4.02 to finance the purchase of the GOODS AND SERVICES, provided that the aggregate of ADVANCES in respect to of GOODS AND SERVICES under the CONTRACT shall not at any time exceed 85% of the aggregate purchase price of the GOODS AND SERVICES under the CONTRACT.

                   SECTION 3.02. Currency and Manner of Advances.

                  Each ADVANCE shall be reimbursed by EDC to the BORROWER in UNITED STATES DOLLARS in accordance with and subject to the provisions of the DPA.

                   SECTION 3.03. Disclaimer.

                  Notwithstanding that ADVANCES under this Agreement are to used to finance the purchase of the GOODS AND SERVICES, the BORROWER agrees that EDC is under no obligation to determine the validity, legality or enforceability of the CONTRACT or any other document or agreement relating to the GOODS AND SERVICES. If part or all of the CONTRACT or any other document or agreement relating to the GOODS AND SERVICES. If part or all of the CONTRACT or any related document or any other document or agreement relating to the GOODS AND SERVICES is repudiated or proves to be void, invalid, illegal or unenforceable, or if there is any dispute between any party or parties, including without limitation, Northern Telecom Limited, the EXPORTER, PROMON and the PURCHASER relating to the GOODS AND SERVICES, such event shall not in any way affect or impair the rights of EDC against the BORROWER under this Agreement or any related document executed or issued by the BORROWER, or change in any way the obligations of the BORROWER to EDC hereunder.

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                   SECTION 3.04. Third Country Supply.

                  No ADVANCE shall be made by EDC in respect of goods supplied to the PURCHASER from a country other than Canada or in respect of non-Canadian services, as determined by EDC, supplied to the PURCHASER without EDC's prior written consent.

                                   ARTICLE IV
                             REPAYMENT OF PRINCIPAL,
                      PAYMENT OF INTEREST AND OTHER CHARGES

                   SECTION 4.01. Principal.

                  Subject to the provisions of Sections 4.03 and 4.10, the BORROWER shall repay to EDC or its order, the aggregate of all ADVANCES in twelve (12) consecutive semi-annual installments on successive INTEREST PAYMENT DATES commencing on the FIRST REPAYMENT DATE. Each installment shall be in an amount equal to the result obtained by dividing the aggregate of all ADVANCES outstanding and not overdue hereunder thirty (30) days prior to the INTEREST PAYMENT DATE on which such installment is due by the number of installments then remaining; provided always that the last such installment shall be in the amount necessary to repay in full the aggregate of all ADVANCES then outstanding.

                   SECTION 4.02. Interest.

                   (a) The BORROWER shall pay to EDC interest on the aggregate of ADVANCES which are outstanding from time to time at the rate of LIBOR plus 1.0% per annum, calculated and payable in arrears on each INTEREST PAYMENT DATE.

                   (b) In the event of a payment default under this Agreement, the BORROWER shall pay on demand default interest on any amount payable hereunder at the rate determined under Section 4.02(a) as applicable increased by one percent (1%) from the date of the payment default so long as such default shall continue, compounded on each INTEREST PAYMENT DATE, before and after demand and judgment, provided that interest shall not be charged on default interest payable pursuant to this Section 4.02(b).

                   (c) If an ADVANCE is made within thirty (30) days before an INTEREST PAYMENT DATE, interest shall be calculated from the date of the ADVANCE but be paid on such ADVANCE starting only on the second INTEREST PAYMENT DATE after the ADVANCE was made.

                   (d) Each determination of a rate of interest by EDC shall be conclusive evidence, in the absence of manifest error, of such rate of interest and shall promptly be notified to the BORROWER. In each case interest shall be calculated on the basis of the actual number of days elapsed divided by 360.

                  The actual yearly rates of interest equivalent to each of the rates determined as above and calculated in such manner is such rate multiplied by the actual number of days in the year divided by 360.

                   SECTION 4.03. Changes in Market, Additional Cost and Illegality.

                   (a) If prior to the commencement of any INTEREST PERIOD, EDC shall have determined (which determination shall be final, conclusive and binding upon the BORROWER) that the ability of EDC to make or maintain ADVANCES in UNITED STATES DOLLARS during the ensuing INTEREST PERIOD has become impractical or has been materially adversely affected because:

                    (i) of any material adverse change in or the termination of the London Interbank Eurodollar Market for UNITED STATES DOLLARS;

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                    (ii) there exist no adequate and fair means for ascertaining the rate of interest applicable to the principal indebtedness of the BORROWER to EDC constituted by ADVANCES for such INTEREST PERIOD; or

                    (iii) deposits in UNITED STATES DOLLARS are not available to the BANK in the London Interbank Eurodollar Market in sufficient amounts in the ordinary course of business for such INTEREST PERIOD;

                                   in any such case, EDC shall promptly notify
                  the BORROWER of such determination and shall, within the next succeeding sixty (60) days after such notice deliver to the BORROWER the terms of a substitute basis for the continuation of the indebtedness of BORROWER pursuant to Section 4.01 which is, financially, the substantial equivalent to EDC of the basis provided herein, including without limitation, the continuation of such indebtedness in a freely convertible currency other than UNITED STATES DOLLARS or the funding of such indebtedness in a financial market other than the London Interbank Eurodollar Market. The terms of the substitute basis for such indebtedness shall be retroactive to and effective from the beginning of the current INTEREST PERIOD and the provisions of this Agreement respecting such indebtedness of the BORROWER shall be, ipso facto, amended to accord with the terms of the substitute basis.

                  Notwithstanding anything to the contrary contained in this Agreement respecting prepayment, if EDC gives the notice provided for in this
Section 4.03(a), the BORROWER shall have the right, upon notice to that effect (which shall be irrevocable and shall constitute the BORROWER's undertaking to prepay accordingly) delivered to EDC at least thirty (30) days prior to the next INTEREST PAYMENT DATE, to prepay in full on such INTEREST PAYMENT DATE the principal indebtedness of the BORROWER pursuant to Section 4.01 together with interest accrued thereon at the substitute basis and all sums due hereunder with respect to such indebtedness to the date of such prepayment.

                  In the event of such prepayment, the obligation of EDC to make any further ADVANCES shall, at the option of EDC, thereupon terminate. If the BORROWER does not give such notice and prepay in accordance with the foregoing, then the BORROWER shall execute and deliver to EDC at the BORROWER's expense any and all further instruments as EDC deems necessary or advisable to reflect the substitute basis for the indebtedness of the BORROWER pursuant to Section 4.0l.

                   (b) In the event that a law or regulation is enacted or changed or the interpretation or administration thereof is changed by the administering governmental authority, or in the event that a judgments is rendered which subjects EDC to any tax with respect to payments to be made by the BORROWER to EDC hereunder (except for taxes on the overall net income of EDC and those taxes contemplated by Section 4.05), or imposes or modifies any reserve or similar requirements against assets held by, or deposits in or for the account of, or loans by, an office EDC, or imposes on EDC any other condition with respect to this Agreement with the result that the cost to EDC of making or maintaining ADVANCES is increased or the income receivable by EDC in respect to of the principal indebtedness of the BORROWER to EDC hereunder is reduced by an amount which EDC deems to be material, the BORROWER shall pay to EDC on demand that amount which shall compensate EDC for such additional cost or reduction in income. Upon EDC having determined that it is entitled to additional compensation in accordance with the provisions of this Section 4.03(b), EDC shall promptly notify the BORROWER thereof. A certificate of EDC setting forth the amount of such additional compensation and the basis therefor shall be submitted by EDC to the BORROWER and shall be conclusive evidence of such amount. In the event EDC gives the notice provided for in this Section 4.03
(b), the BORROWER shall have the right, upon written notice to that effect (which shall be irrevocable and shall constitute the BORROWER's undertaking to prepay accordingly) delivered to EDC at least thirty (30) days prior to the nest INTEREST PAYMENT DATE, to prepay in full on such INTEREST PAYMENT DATE the said principal indebtedness of the BORROWER together with accrued interest thereon, all other sums due hereunder with respect to such indebtedness and the additional compensation to the date of such prepayment (but without the premium contemplated in Section 4.10). In the event of such prepayment, the obligation of EDC to make any further ADVANCES shall, at the option of EDC, thereupon terminate. The obligations of the BORROWER under this Section 4.03(b) shall survive the repayment to EDC of the principal of and interest on the indebtedness of the BORROWER to EDC hereunder.

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
                   (c) If it shall become unlawful in any relevant jurisdiction for EDC to continue to make or to maintain ADVANCES or for EDC to make or receive any payment or to perform, exercise or to give effect to any obligation, right or benefit under this Agreement or any related document, the BORROWER shall prepay to EDC upon request by EDC, forthwith or at the end of such period as EDC shall have permitted, that portion of the principal indebtedness of the BORROWER pursuant to Section 4.01 affected by such illegality, together with interest accrued thereon up to the date of actual prepayment and, where applicable, all other sums due hereunder with respect to such indebtedness (but without the premium contemplated in Section 4.10). In the event of any such illegality, the obligation of EDC to make any further ADVANCES shall, at the option of EDC, thereupon terminate.

                   SECTION 4.04. Place and Manner of Payment.

                  Amounts payable by the BORROWER to EDC pursuant hereto shall be paid in UNITED STATES DOLLARS without set-off or counterclaim not later than 11:00 a.m. (New York City time) on the day such payment is due and in funds for same-day settlement required to be made hereunder at Citibank N.A., 111 Wall Street, New York 10043, U.S.(a) for the credit of EDC, UID number 189284, account number 38636645, or at such other account or financial institution as EDC may, from time, notify the BORROWER.

                   SECTION 4.05. No Deduction for Taxes.

                   (a) All payments to be made by the BORROWER to EDC hereunder shall be made free and clear of and without deduction for or on account of any TAXES (other than TAXES imposed in Canada) unless the BORROWER is required by law to make such a payment subject to the deduction or withholding of such TAXES, in which case the sum payable by the BORROWER in respect if which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, EDC receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made. The BORROWER will pay or cause to be paid all taxes imposed (other than in Canada) on or in connection with the execution, issuance, delivery, registration and enforcement of this Agreement or the payment of principal, interest or any other charges payable by the BORROWER hereunder, including all additional amounts and penalties payable in respect of any delay or the BORROWER to pay such TAXES. and shall deliver to EDC proof of payment of all such TAXES within thirty (30) days of the due date for such payment.

                   (b) If the BORROWER cannot legally pay or remit such TAXES as provided in Section 4.05, the rate of interest payable under this Agreement shall be increased to such rate ass will yield to EDC, after payment of such TAXES, the principal amounts advanced by EDC with interest at the rate specified in this Agreement, and all other amounts payable by the BORROWER hereunder. The BORROWER will, at the request of EDC, execute and deliver any further instruments necessary or advisable to reflect such increase in the rate of interest.

                   SECTION 4.06. Administration Fee.

                  As a non-refundable administration fee the BORROWER shall pay to EDC the sum of USD 185,938 by the later of thirty (30) days from the date of this Agreement or five (5) days from the date of issuance of the CERTIFICATE OF REGISTRATION.

                   SECTION 4.07. Commitment Free and Exposure Fee.

                   (a) As commitment fee, the BORROWER shall pay to EDC on each INTEREST PAYMENT DATE from the date of this Agreement (or failing the issuance of the CERTIFICATE OF REGISTRATION, within five (5) days from the issuance thereof) a sum equal to 1 / 2 of 1% of that portion of USD21,250,000 remaining unadvanced from time to time pursuant to Section 3.01, and including the date on which the amounts to be advanced pursuant to Section 3.01 have been fully advanced. Commitment fee shall be calculated on the basis of the actual number of days elapsed divided by 360.

                   (b) As EXPOSURE FEE, the BORROWER shall pay to EDC within thirty (30) days of the date of an ADVANCE or ADVANCES (or failing the issuance of the CERTIFICATE OF REGISTRATION, within five (5) days from the issuance thereof), an amount equal to 3.89% of the amount of such ADVANCE or ADVANCES as the case may be.

                   SECTION 4.08. Costs and Expenses.

                   (a) In respect of the preparation, negotiation and execution of this Agreement and the DPA, the BORROWER shall pay to EDC:

                    (i) within thirty (30) days of the date of this Agreement (or failing the issuance of the CERTIFICATE OF REGISTRATION, within five (5) days from the issuance thereof) a documentation cost of USD3,000;

                    (ii) within thirty (30) days of EDC's billing therefore (or failing the issuance of the CERTIFICATE OF REGISTRATION, within five
          (5) days of the issuance thereof) all costs and expenses incurred by EDC in connection with this Agreement (including without limitation, reasonable travel costs of EDC and the fees and expenses of independent legal counsel for EDC);

                    (iii) within thirty (30) days of EDC's billing therefor (or failing the issuance of the CERTIFICATE OF REGISTRATION, within five
          (5) days of the issuance thereof) the fees to be charged by C T Corporation System (Canada) Ltd. To EDC for the performance by CT Corporation System (Canada) Ltd. Of the services to be performed by it on behalf of the BORROWER as referred to at Section 6.01 (d);

                    wherein the aggregate of (I), (II) and (III) above shall not exceed USD 21,250

                   (b) The BORROWER will pay within thirty (30) days of EDC's billing therefor, all costs and expenses incurred by EDC in connection with the amendment of, operation of, preservation of, preservation of rights under or enforcement of this Agreement to this Section 4.08(b) exceed the amount of USD 21,250 referred to in Section 4.08(a), the BORROWER shall not be required to remit any such amount to EDC until such time as it has either obtained the necessary permission from the Banco Central do Brasil authorizing the remittance to EDC of such sums or the permission of the Banco Central do Brasil is no longer required for such remittance. The BORROWER hereby promises to do or cause to be done all such things as may be required in order to obtain any such permission from the Banco Central do Brasil.

                   (c) All documents or information to be furnished to EDC by the BORROWER shall be supplied at the BORROWER's expense.

                   SECTION 4.09. Application of Payments.

                  All payments (other than a prepayment pursuant to Section 4.03 or 4.10) made by or for the account of the BORROWER under this Agreement shall be applied first to all amounts then due and payable other than principal and interest in such order as EDC may elect, then to interest due and payable, then to principal due and payable, and lastly, to prepayment of installments of principal in inverse order of maturity.

                   SECTION 4.10. Prepayment.

                  The BORROWER may, when not in default hereunder, on the INTEREST PAYMENT DATE after the FIRST REPAYMENT DATE and any INTEREST PAYMENT DATE thereafter, upon giving in each case at least ninety (90) days prior notice to EDC (which notice shall be irrevocable and shall constitute the BORROWER's irrevocable undertaking to prepay accordingly), and on payment of a compensation fee (the "Compensation Fee") equal to thirty (30) days interest on the principal amount being prepaid calculated at the rate per annum specified in Section 4.02, prepay the principal indebtedness of the BORROWER hereunder pursuant to Section
4.01 in whole or from time in part (such part being in each instance not less than the amount of one installment of principal payable with respect to such ADVANCE pursuant to
Section 4.01 or a whole multiple thereof). The BORROWER shall not have the right to make any prepayment prior the FIRST REPAYMENT DATE. Prepaid amounts will be applied to installments payable in inverse order of maturity and shall not be re-advanced. In lieu of giving ninety (90) days notice of prepayment, or to make a prepayment before the second INTEREST PAYMENT DATE after the FIRST REPAYMENT DATE, the BORROWER may pay to EDC, in addition to the Compensation Fee, an additional amount equal to the Compensation Fee.

                   SECTION 4.11. Indemnities.

                  The BORROWER shall indemnify and hold harmless EDC against any loss (including loss of profit), costs, damage, liability or expense which EDC shall certify as sustained or sustained or incurred by EDC as a consequence of:

                   (a) any default in repayment of principal or payment of interest or any other amount due hereunder;

                   (b) the delay or failure of the BORROWER to make payment of or in respect of any TAXES pursuant to Section 4.05;

                   (c) any payment of principal being made on other than an INTEREST PAYMENT DATE or any prepayment of principal being made otherwise than in accordance with Section 4.10; or

                   (d) the occurrence of an EVENT OF DEFAULT;

                   including, in any such case, but not limited to, any loss, costs, damage, liability or expenses sustained or incurred by EDC in liquidating or re-employing deposits or funds from third parties acquired or to be acquired to make ADVANCES or maintain or continue any amount already advanced or any part thereof. The obligations of the BORROWER under this Section 4.11 shall survive the repayment to EDC of the principal of and interest on the indebtedness of the BORROWER to EDC hereunder.

                                   ARTICLE V
                                  LOAN ACCOUNTS

                   SECTION 5.01. Loan Accounts.

                  EDC shall maintain loan accounts in the name of the BORROWER in accordance with normal business practices. The loan accounts of EDC shall be prima facie evidence (in the absence of manifest error) of the indebtedness of the BORROWER to EDC and of the amounts due from time to time by the BORROWER to EDC under this Agreement.

                                   ARTICLE VI
                           PREDISBURSEMENT CONDITIONS

                   SECTION 6.01. First Advance.

                  EDC shall have no obligation to make any ADVANCES until EDC has received:

                   (a) executed copies of this Agreement, the DPA and the CONTRACT;

                   specimen signatures of authorized signatories of the BORROWER (if the specimen signatures of the authorized signatories have not been previously delivered to EDC), together with a certified or original copy of the resolution of the Board of Directors of the Borrower authorizing the entering into of the transaction contemplated herein and the constituting by-laws ("estatuta") of the Borrower by EDC;

                   (b) the PRIOR APPROVAL reflecting the of this Agreement;

                   (c) confirmation from C T Corporation System (Canada) Ltd. That it agreed to act as agent for receipt of service for the BORROWER, as provided in Section 11.03;

                   (d) the opinion of counsel for the BORROWER, substantially in the form of Schedule "B"; and

                   (e) the opinion of counsel for EDC in BRAZIL, to such effect as EDC may require.

                   SECTION 6.02. Each Advance.

                   EDC shall have no obligation no make any ADVANCE unless each of the following additional terms and conditions have been satisfied at the time the ADVANCE is to be made:

                   (a) except as permitted or required hereunder, each of the representations and warranties set forth in Section 2.01 hereof shall be true and correct as if made and repeated on the date of the ADVANCE with reference to the facts then existing;

                   (b) EDC shall have received a PRIOR APPROVAL with respect to such ADVANCE;

                   (c) There shall have been no material adverse change in the financial condition or in the business or assets of the BORROWER since the date of the most recent financial statements provided to EDC by the BORROWER;

                   (d) The provisions of the DPA shall have been complied with in respect of the ADVANCE; and

                   (e) No EVENT OF DEFAULT or POTENTIAL DEFAULT shall have occurred and be continuing.

                   SECTION 6.03. Waiver of Predisbursement Conditions.

                  The conditions in Sections 6.01 and 6.02 are the benefit of EDC only and may be waived by EDC (except as contemplated in Section 8.01 of the DPA) in whole or in part, and with or without conditions for any ADVANCE without affecting such conditions for any other ADVANCE.

                                  ARTICLE VII
                              COVENANTS OF BORROWER

                   SECTION 7.01. Covenants of Borrower.

                  The BORROWER covenants and agrees with EDC that, unless compliance has been waived by EDC, it will:

                   (a) punctually pay to EDC all principal, interest and any other amounts owing by it under this Agreement on the dates, at the place, in the currency and in the manner specified herein;

                   (b) carry on its business in a proper and businesslike manner and maintain all properties, rights, contracts and authorizations necessary or useful in the conduct of its business;

                   (c) within one hundred and twenty (120) days after the end of each financial year, deliver to EDC a copy of its audited consolidated financial statements (including a balance sheet and statement of profit and loss), with a certificate of its independent auditors, who shall be acceptable to EDC, stating that in their opinion, (I) without any material qualification, the statements accurately present the financial position of the BORROWER and the results of its operations for the financial year reported on, in accordance with GAAP consistently applied; and

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
(II) the BORROWER has been during such financial year in compliance with the financial covenants set forth in Section 7.01(I);

                   (d) from time to time deliver to EDC such other financial and operating reports, statements and other information as EDC may request;

                   (e) keep its assets and business insured in the manner and to the extent customary in BRAZIL for similar businesses;

                   (f) obtain and maintain in force any authorization or registration from any official or agency of BRAZIL or any political subdivision thereof which may be or may become necessary for the BORROWER to fulfill its obligations hereunder and provide evidence thereof promptly to EDC, including without limitation, (I) the PRIOR APPROVAL in respect of this Agreement, which will be obtained before the first ADVANCE hereunder; (II) the CERTIFICATE OF REGISTRATION which will be applied for promptly and in any event not later than thirty (30) calendar days after the date in which each such ADVANCE is made ; and (III) the approval from the Banco Central do Brasil to make any payments in US DOLLARS or any other non-Brazilian currency not set forth in the prior approval or CERTIFICATE OF REGISTRATION or to make any payment provided for therein earlier than the due date or later than one hundred and eighty (180) calendar days after the due date thereof, which will be applied for promptly and in any event not later than thirty (30) calendar days after the date on which approval is necessitated; and the BORROWER shall thereafter do all things necessary to obtain such approval;

                   (g) ensure that at all times its obligations under this Agreement rank at least pari passu in priority of payment with all other INDEBTEDNESS of the BORROWER now or hereafter outstanding, except for obligations mandatorily preferred under Brazilian law;

                    (i) ensure that should the BORROWER create or permit to subsist any ENCUMBRANCE (other than PERMITTED LIENS) on any of its assets, income or PROPERTY as security for any INDEBTEDNESS such ENCUMBRANCE will equally and ratably secure the payment of the principal and interest under this Agreement;

                    (ii) ensure that at all times the BORROWER maintains a ratio of INDEBTEDNESS to EQUITY not greater than 0.75:1;

                   (h) not merge, consolidate or otherwise combine with any PERSON or dispose of substantially all of its PROPERTY unless (I) the corporation (if other than the BORROWER) formed by or resulting from any such consolidation or merger or which shall have received such PROPERTY shall be a corporation organized and existing under the laws of BRAZIL and shall assume payment of the principal and interest and the performance and observance of all of the covenants and conditions of this Agreement to be performed or observed by the BORROWER by instruments, legislation or other measures satisfactory to EDC; and (II) the BORROWER or such successor corporation, as the case may be, shall be in compliance with this Agreement immediately thereafter; and (III) the creditors of the BORROWER including EDC shall not be put into a less favorable position by reason of or in connection with any such action or combination of such actions;

                   (i) not permit the sale, lease, assignment or other disposition of the goods comprised in the GOODS AND SERVICES to third parties for use in Canada;

                   (j) not permit the cancellation or termination of any CONTRACT or permit the making of any amendments which relate to the price of, the terms and manner of payment for, the time and manner of delivery of the GOODS AND SERVICES or which reduce the Canadian content of the GOODS AND SERVICES;

                   (k) cause the GOODS AND SERVICES to be accepted in compliance with the terms of the relevant CONTRACT;

                   (l) upon EDC's request, promptly provide evidence satisfactory to EDC that the BORROWER has complied with the covenants which it has given in this Agreement;

                   (m) promptly notify EDC of any dispute under the CONTRACT of which it becomes aware;

                   (n) promptly notify EDC of the occurrence of any EVENT OF DEFAULT and any POTENTIAL DEFAULT, and of any other matter which could materially adversely affect the financial condition or the business and/or assets of the BORROWER, or its ability to perform its obligations hereunder, as well as of the steps being taken to remedy the same; and

                   (o) if required under the applicable laws of BRAZIL, forthwith after their execution procure the consularization of this Agreement and the DPA and their translation into Portuguese.

                                  ARTICLE VIII
                                CANADIAN BENEFIT

                   SECTION 8.01. Canadian Benefit.

                  The BORROWER acknowledges that EDC has entered into this Agreement to finance goods and services of Canadian manufacture and origin, and that the GOODS AND SERVICES shall have the maximum practicable Canadian benefit. It is the responsibility of the EXPORTER to satisfy EDC that EDC's Canadian benefit requirements are being met.

                                   ARTICLE IX
                                     DEFAULT

                   SECTION 9.01. Events of Default.

                  The occurrence of any of the following shall be a default by the BORROWER under this Agreement:

                   (a) the non-payment when due of any sum payable hereunder, whether at maturity, by acceleration or otherwise;

                   (b) the failure to obtain or the revocation, suspension or non-renewal of any authorization necessary for the BORROWER to acquire and remit UNITED STATES DOLLARS to EDC as provided in Section 4.04 hereof;

                   (c) any default shall occur and be continuing under any agreement with EDC (or any agreement involving EDC and other PERSONS) to which the BORROWER or TELEBRAS is a party as borrower or guarantor involving INDEBTEDNESS;

                   (d) any default (I) in payment shall occur and be continuing under any agreement involving INDEBTEDNESS other than those specified in ( c ) to which the BORROWER or TELEBRAS is a party as borrower or guarantor; or (II) other than a payment default referred to in (I), shall occur and be continuing under any agreement involving INDEBTEDNESS other than those specified in ( c ) to which the BORROWER or TELEBRAS is party as borrower or guarantor and (A) which gibes to the holder of the obligations concerned the right to accelerate such INDEBTEDNESS as the result of any such default which has not been expressly waived by such holder of the obligation in respect of such agreement; or (B) such default has not been cured within thirty (30) calendar days from its occurrence, provided however that any such default be in respect of na agreement involving INDEBTEDNESS in an amount exceeding USD 2,000,000 in the case of the BORROWER and USD10,000,000 in the case of TELEBRAS;

                   (e) the BORROWER shall be liquidated or dissolved or shall be unable to pay all or a significant portion of its debts as they mature (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or, if permitted by applicable law, shall make or file voluntarily, or shall have filed against it involuntarily, whether by means of petition, answer or otherwise, (I) a petition in bankruptcy; (II) a petition, liquidation, dissolution, arrangement or readjustment of its debts or any other relief under any applicable bankruptcy, insolvency, reorganization, or similar law now or hereafter existing affecting creditors' rights generally or for the relief of, or relating to, debtors; (III) an application for the process of controlled administration or preliminary concordata; (IV) a petition or application for the appointment of a liquidator, receiver, assignee, trustee, intervenor or similar official for it or for all or a substantial part of its PROPERTY; (v) an assignment for the benefit of creditors; (VI) an admission in writing of its inability to pay its debts; or (VII) a warrant of attachment against all or a substantial part of its PROPERTY; and, in any such case where such event is not initiated by the BORROWER, such event is not set aside or withdrawn or ceases to be in effect within thirty (30) calendar days after its inception;

                   (f) one more judgments or orders from which no further appeal is permissible under applicable law for the payment of money aggregating in excess of USD 2,000,000 shall be rendered against the BORROWER, and such judgment or order shall continue unsatisfied and in effect for a period of thirty (30) consecutive calendar days;

                   (g) BRAZIL shall cease to be a member of the International Monetary Fund;

                   (h) All or a substantial part of the PROPERTY of the BORROWER, if the whole or part of such PROPERTY shall be material to the BORROWER considered as a whole, shall be condemned, seized or otherwise appropriated, or custody of such PROPERTY shall be assumed by any governmental authority or court of other PERSON purporting to act under the authority of the federal government of any jurisdiction, or the BORROWER shall be prevented from exercising normal control over all or a substantial part of its PROPERTY, if the whole or part of such PROPERTY shall be material to the BORROWER considered as whole, and such default is not remedied within thirty (30) calendar days after it occurs;

                   (i) Any GOVERNMENTAL APPROVAL (including without limitation any authorization required to obtain and transfer freely UNITED STATES DOLLARS out of BRAZIL in connection with this Agreement) shall be revoked, withdrawn, modified or withheld or shall otherwise fail to remain valid and subsisting in full force and effect;

                   (j) TELEBRAS shall cease to own directly or indirectly a majority of the capital stock with voting power of the BORROWER;

                   (k) The BORROWER shall cease to carry on the whole or any substantial part of the business conducted by it at the date of this Agreement or there shall occur any substantial change in the nature of the business carried on by the BORROWER;

                   (l) if the BORROWER sells or otherwise disposes of all or a substantial part of its assets by one or more transactions without the prior consent of EDC;

                   (m) if the BORROWER's obligation hereunder are no longer direct, unconditional and general obligations of the BORROWER ranking at least pari passu in priority of payment with all other unsecured and unsubordinated indebtedness of the BORROWER;

                   (n) if any court makes any judgment or order, or any law, ordinance, decree or regulation is enacted, the effect of which is to make this Agreement, or the DPA or any material provision hereof or thereof, invalid or unenforceable, and the BORROWER fails to provide acceptable replacement documents to EDC evidencing and, where applicable, securing its indebtedness under this Agreement within thirty (30) days of such event;

                   (o) if any representation or warranty made by the BORROWER herein or by or on behalf of the BORROWER in any related document or opinion shall have been incorrect when made or deemed to be made;

                   (p) if any other event or circumstance occurs which, in the opinion of EDC, is likely materially and adversely to affect the ability of the BORROWER to perform all or any of its obligations under this Agreement; or

                   (q) if the BORROWER defaults, in the due performance or observance of any terms of this Agreement other than those specifically dealt with in this Section 9.01, which is not remedied within thirty (30) days after notice by EDC to do so.

                   SECTION 9.02. Suspension of Advances.

                  If at any time, (a) an EVENT OF DEFAULT or POTENTIAL DEFAULT occurs and is continuing; or (b) in the reasonable judgment of EDC, an event or circumstance occurs which makes it unlikely that the BORROWER will be able to perform its obligations under this Agreement on a timely basis. EDC may, without prejudice to the BORROWER's obligations hereunder, by notice to the BORROWER, suspend EDC's obligation to make ADVANCES, which suspension will continue until EDC notifies the BORROWER that the suspension is removed.

                   SECTION 9.03. Termination of Advances and Acceleration.

                  If an EVENT OF DEFAULT occurs and is continuing, EDC may by one or more notices to the BORROWER do one or more of the following:

                   (a) declare that EDC is under no further obligation to make ADVANCES, whereupon such obligation shall cease;

                   (b) declare that all or part of the indebtedness hereunder be payable on demand whereupon the same shall immediately become payable on demand; and

                   (c) declare all or part of the indebtedness of the BORROWER under this Agreement to be immediately due and payable, whereupon the same shall become immediately due and payable, together with all accrued interest and any other amounts payable under this Agreement without any further demand or notice of any king.

                   SECTION 9.04. Remedies Cumulative.

                  The rights and remedies of EDC under this Agreement are cumulative and are in addition to, and not in substitution for, any rights or remedies provided by law. Any single or partial exercise by EDC of any right under this agreement, or any failure to exercise or delay in exercising any such rights shall not be or be deemed to be a waiver of, or to prejudice any rights or remedies to which EDC may be entitled for any EVENT OF DEFAULT or POTENTIAL DEFAULT. Any waiver by EDC of the strict compliance with any term of this Agreement or any related document shall not be deemed to be a waiver of any subsequent default.

                   SECTION 9.05. Performance of Borrower's Covenants.

                  If the BORROWER is in default hereunder, then EDC may, without waiving or releasing the BORROWER from any of its obligations and without prejudice to any right or remedy of EDC, observe and perform any covenant in respect of which the BORROWER is in default and in that connection pay such monies as may be required. Any such monies paid out by EDC shall be repayable to EDC on demand, with interest at the rate specified and calculated in the manner described in Section 4.02(a), from the date of payment by EDC.

                                   ARTICLE X
                                     NOTICE

                   SECTION 10.01. Notice.

                  Every notice, demand, request, consent, waiver or agreement under this Agreement shall be in writing. All such documents shall be hand-delivered or sent by prepaid air mail, telex or telefax to the following addresses:

                   for the BORROWER,

                           TELECOMUNICACOES DE MINAS GERAIS S.A (TELEMIG) Av. Afonso Pena
                           4001 - 4(0)Andar
                           Belo Horizonte, Minas Gerais
                           Attention:       Director Economico - Financeiro
                           Telefax: (031)229-3036

                   For EDC,

                           EXPORT DEVELOPMENT CORPORATION
                           151 O'Connor Street
                           Ottawa, Canada K1A 1K3
                           Attention:       Information Technologies Team
                           Telex:           053-4136 EXCREDCORP OTT
                           Telefax: (613) 598-6858

                  Or such other address or numbers as to which either party may from time to time notify the other. Documents sent by mail will be deemed to be received the 15th business day after mailing, and those transmitted by telex or telefax the second Business Day after transmission. In this Agreement, "in writing" includes printing, typewriting, or any electronic transmission that can be reproduced as printed text, on paper, at the point of reception. In this
Section 10.01, "Business Day" means a day in the recipient's jurisdiction when banks are generally open for public business.

                                   ARTICLE XI
                           PROPER LAW AND JURISDICTION

                   SECTION 11.01. Proper Law.

                  This Agreement is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                   SECTION 11.02. Waiver of Immunity.

                  The BORROWER agrees that this Agreement and the transactions contemplated herein constitute a commercial activity within the meaning of the State Immunity Act of Canada. The BORROWER hereby irrevocably waives any right of immunity which it or any of its property has or may acquire in respect of its obligations hereunder including without limitation, any immunity from jurisdiction, suit, judgment, set-off, execution, attachment (and in an action in rem, arrest, detention, seizure and forfeiture) or other legal process (including, without limitation, relief by way of injunction and specific performance).

                   SECTION 11.03. Submission to Jurisdiction.

                  Any legal proceeding with respect to this Agreement may be brought by EDC in the Courts of the Province of Ontario, Canada, in the Courts of BRAZIL or in the courts of any jurisdiction where the BORROWER may have assets or carries on business or where payments are to be made hereunder and the BORROWER hereby irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence. The BORROWER agrees that a final judgment against it in any such legal proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment shall be conclusive evidence of the fact and of the amount of the BORROWER's indebtedness) or by such other means provided by law. With respect to any such action or proceeding in the Courts of the Province of Ontario the BORROWER will irrevocably appoint CT Corporation System (Canada) Ltd. With an office on the date of this Agreement at 220 Laurier Avenue West, 12th Floor, Ottawa, Ontario K1P 5Z9, Canada as its agent to receive service on its behalf of any and all process which may be served in any such action or proceeding. Service upon the agent is acknowledged by the BORROWER to be binding upon it in every respect whether or not such process is actually received by or comes to its attention. If for any reason the agent named above shall no longer act as agent of the BORROWER to receive service of process the BORROWER shall promptly appoint a successor and advise EDC thereof. Nothing in this Section shall affect the right of EDC to serve process in any other manner permitted law.

                   SECTION 11.04. Currency.

                  In this Agreement, each specification of UNITED STATES DOLLARS is of the essence and UNITED STATES DOLLARS are both the currency of account and the currency of payment. The obligation of the BORROWER under this Agreement to make payments in UNITED STATES DOLLARS shall not be discharged or satisfied by any payment or recovery, whether pursuant to judgment or otherwise, expressed in or converted into any other currency except to the extent of the amount of UNITED STATES DOLLARS that is actually received by EDC as a result of such payment or recovery. Accordingly the obligation of the BORROWER to pay in UNITED STATES DOLLARS shall be enforceable as an alternative or additional cause of action for the purpose of recovery in such currency of the amount by which such receipt by EDC falls short of the full amount of UNITED STATES DOLLARS payable under this Agreement and such obligation shall not be affected by judgment being obtained for any other sums due under this Agreement.

                   SECTION 11.05. English Language.

                  This Agreement and each document to be delivered by the BORROWER with respect to this Agreement shall in the English language or shall be accompanied by an English translation certified by the BORROWER to be complete and correct.

                                  ARTICLE XII
                           SEVERABILITY OF PROVISIONS

                   SECTION 12.01. Severability of Provisions.

                  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction.

                                  ARTICLE XIII
                             SUCCESSORS AND ASSIGNS

                   SECTION 13.01. Successors and Assigns.

                  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The BORROWER may not assign or transfer all or any part of its rights or obligations hereunder without the prior consent of EDC.

                                  ARTICLE XIV
                                  COUNTERPARTS

                   SECTION 14.01. Counterparts.

                  This Agreement may be executed in any number or counterparts, and all the counterparts taken together shall be deemed to constitute one and the same instrument.

                  IN WITNESS WHEREOF the parties hereto have signed and delivered this Agreement as of the date first above written in the presence of two witnesses.

WITNESSES:                              TELECOMUNICACOES DE MINAS S. A (TELEMIG)

GERAIS                                  Signature: ____________________________
                                        (Print Name):

                                        Signature: ____________________________
                                        (Print Name):
WITNESSES:
CORPORATION

                                        EXPORT DEVELOPMENT

                                        Signature: ____________________________
                                        (Print Name):

Annex "I" to the Disbursement Procedures Agreement No. 880-BRA-7615 made between TELECOMUNICACOES DE MINAS GERAIS S.A (TELEMIG), NORTEL CALA INC. and EXPORT DEVELOPMENT CORPORATION. SOLEMN DECLARATION

I, [Name], of the City of [BLANK] in the Province/State of BLANK, make oath and say as follows:

1. I am an Officer of Nortel CALA Inc. (the "EXPORTER") and have been duly authorized by this Exporter to execute documents on its behalf pursuant to Section 4.01 of the Disbursement Procedures Agreement dated as of , 1997 between Telecomunicacoes de Minas Gerais S.A (Telemig), Nortel CALA Inc. and Export Development Corporation (the "DPA").

2. This Affidavit is give by me in satisfaction of the condition set forth in Section 3.01 of the DPA and I have reviewed the terms and conditions of the DPA and particularly the definition of "GOODS AND SERVICES" set forth therein.

3. I am fully informed of the matters herein set forth and am furnishing this Affidavit for the purpose of the disbursement of monies to Telecomunicacoes de Minas Gerais S.A (Telemig) by EDC pursuant to the DPA.

4. The exporter has received a minimum of Twenty-Five Million US Dollars (USD25,000,000) in payment for the GOODS AND SERVICES provided and said payments have been repatriated outside of BRAZIL by the EXPORTER as of the date of this Declaration.

5. The goods comprised in the GOODS AND SERVICES were shipped from Canada and the services comprised in the GOODS AND SERVICES were supplied from Canada.

SWORN before me at the City of              )
BLANK, in the Province/State of             )
BLANK, this        day of                   )
1997                                             )
                                                 )      -----------------------
                                                 )      Title
-------------------------------------            )
A Commissioner, Notary Public, etc.              )

Schedule "A" to the Loan Agreement No. 880-BRA-7615 made between
TELECOMUNICACOES DE MINAS GERAIS S.A (TELEMIG) and EXPORT DEVELOPMENT
CORPORATION.

EDC LOAN NO. 880-BRA-7615

THIS DISBURSEMENT PROCEDURES AGREEMENT dated as of               , 1997 is made

BETWEEN

                  TELECOMUNICACOES DE MINAS GERAIS S.A (TELEMIG), A Brazilian corporation having its head office at Belo Horizonte Minas Gerais, Brazil

                  (hereinafter called the "BORROWER")

AND

                  NORTEL CALA INC.,
                  A corporation incorporated under the laws of Florida, U.S.A., a subsidiary of
                  (hereinafter called the "EXPORTER")

AND

                  EXPORT DEVELOPMENT CORPORATION, A corporation established by an Act of the Parliament of Canada, having its head office At Ottawa, Canada (hereinafter called "EDC")

                  WHEREAS the BORROWER and EDC have entered into an agreement dated as of ________, 1997 (hereinafter called the "LOAN AGREEMENT") wherein EDC has agreed, subject to and on the terms therein set forth, to lend to the BORROWER up to USD21,250,000 in order to finance the purchase of the GOODS AND SERVICES purchased by the PURCHASER; and

                  WHEREAS the LOAN AGREEMENT provides that the loan will be disbursed by EDC in accordance with and subject to the terms of this Agreement;

                  NOW THEREFORE it is agreed as follows:

                                   ARTICLE I
                                   DEFINITIONS

                   SECTION 1.01. Definitions.

                  In this Agreement and the recitals, unless the context otherwise requires:

                   "ADVANCE" means an amount loaned to the BORROWER under the LOAN AGREEMENT;

                  "CONTRACT" means contract CF.EPM-6/04620./96-1 dated August 30, 1996 between Telecomunicacoes de Minas Gerais S.A (Telemig) and PROMON for the purchase of certain goods and services including the GOODS AND SERVICES, as same may be amended from time to time with the consent of EDC as provided in this Agreement;

                  "GOOD AND SERVICES" means the cellular telecommunications equipment and related services, which have been sold by the EXPORTER to PROMON and which have been in turn sold by PROMON to the PURCHASER pursuant to the CONTRACT, and meeting the Canadian benefit requirements of EDC;

                   "PROMON" means Promon Eletronica Ltda., a company incorporated under the laws of BRAZIL and having its head office in Sao Paulo, BRAZIL;

                   "PURCHASER" means Telecomunicacoes de Minas Gerais S.A (Telemig);

                   "UNITED STATES DOLLARS" and "USD" each means the currency of the United States of America

                   SECTION 1.02. English Language.

                  The governing language of this Agreement is the English language and this Agreement has been prepared and executed in the English language. All notices, communication, certificates and other documents required or permitted under this Agreement shall, unless they are in the English language, be accompanied by an English language translation and in the event of any conflict between the English translation and the original version, the English translation shall prevail.

                                   ARTICLE II
                                  DISBURSEMENT

                   SECTION 2.01. Disbursements.

                  Subject to the terms hereof and except as provided in Section 2.04, EDC will reimburse amounts available under the LOAN AGREEMENT to the BORROWER in respect of amounts received by the EXPORTER in payment of the purchase price of GOODS AND SERVICES. EDC will, following receipt of confirmation from the EXPORTER that it has received payment of a portion of the purchase price of the GOODS AND SERVICES, reimburse such amount directly to the BORROWER at such place and account as the BORROWER may direct, with any bank transfer charges incurred in such transfer being for the account of the BORROWER.

                   SECTION 2.02. Manner of Disbursement.

                   (a) Each amount reimbursed to the BORROWER pursuant to
Section 2.01, shall be reimbursed in UNITED STATES DOLLARS.

                   (b) EDC shall notify the BORROWER and the EXPORTER forthwith upon reimbursing any amount hereunder.

                   SECTION 2.03. Conditions Precedent to First Disbursement.

                  EDC shall receive as a condition precedent to disbursing the first amount hereunder:

                   (a) from each of the BORROWER and the EXPORTER, the statement and specimen signatures required by Section 4.01; and

                   (b) from the EXPORTER, (I) a certificate in such form as EDC may from time to time prescribe, certifying the Canadian content of the GOODS AND SERVICES; and (II) evidence satisfactory to EDC that the EXPORTER has received payment in respect of the GOODS AND SERVICES provided and that these funds have been remitted outside BRAZIL.

                   SECTION 2.04. Shipment from Canada.

                  No amount shall be reimbursed by EDC pursuant to this Agreement in respect of goods comprised in the GOODS AND SERVICES supplied to the PURCHASER from a country other than Canada or in respect of non-Canadian services comprised in the GOODS AND SERVICES, as determined by EDC, without EDC's prior written consent.

                                  ARTICLE III
                             DISBURSEMENT PROCEDURES

                   SECTION 3.01. Disbursement Documentation.

                  The BORROWER unconditionally and irrevocably authorizes and orders EDC to reimburse amounts to the BORROWER pursuant to Section 2.01 from time upon receipt by EDC of a declaration of an officer of the EXPORTER in the form of Annex "I" hereto, who has been designated under Section 4.01 of this Agreement as being authorized by the EXPORTER to sign documents on behalf of the EXPORTER, sworn before a Commissioner of Oaths or Notary Public; provided, however, that (a) the aggregate of the amounts reimbursed to the BORROWER SHALL not exceed USD21,250,000; (b) the aggregate of ADVANCES disbursed in respect of the CONTRACT shall not exceed 85% of the GOODS AND SERVICES under such CONTRACT; and (c) no ADVANCE shall exceed 85% of the amount which the EXPORTER has confirmed that it has received in payment of the sale price of the GOODS AND SERVICES described in the relevant declaration furnished pursuant to Section 3.01.

                                   ARTICLE IV
                                     GENERAL

                   SECTION 4.01. Authorized Signatories.

                  All notices, communications, certificates and other documentation required to be delivered to EDC pursuant to the provisions of this Agreement shall be signed by an individual duly authorized for that purpose. Each of the BORROWER and the EXPORTER agrees with EDC that it will, forthwith after the execution of this Agreement, deliver to EDC a written statement signed by an officer setting forth the names and occupations of individuals in its employ who are so authorized to sign on its behalf together with specimen signatures for each such individual, and acknowledges and agrees that EDC shall, without further evidence or confirmation and until notified in writing to the contrary (effective only upon actual receipt by EDC), be entitled to rely upon the authority of such individual or individuals, as the case may be, and of the foregoing instruments signed by such individual or individuals in accordance with the written statement shall be binding upon it. For the foregoing purposes, a telex or cable shall be deemed to be signed by the individual or individuals whose names are typed thereon as the signatory or signatories of that telex or cable.

                                   ARTICLE V
                                     NOTICE

                   SECTION 5.01. Notice.

                  Every notice, demand, request, consent, waiver or agreement under this Agreement shall be in writing. All such documents shall be hand-delivered or sent by prepaid air mail, telex or telefax to the following addresses;

                  For the BORROWER,

                  TELECOMUNICACOES DE MINAS GERAIS S. A (TELEMIG)
                  Av. Afonso Pena
                  4001-4(0)Andar
                  Belo horizonte, Minas Gerais
                  Attention:  Director Economico - Financeiro
                  Tekefax:  (031)229-3036

                  for the EXPORTER,

                  NORTEL CALA INC.
                  1500 Concord Place
                  Sunrise, Florida, U.S.A  33323-2815
                  Attention:        Mr. Peter Aronstam
                                    Vice-President, Customer Finance & Treasury
                                    Operations
                  Telefax: (954)851-8763

                  For EDC,

                  EXPORT DEVELOPMENT CORPORATION
                  151 O'Connor Street
                  Ottawa, Canada K1A 1K3
                  Attention: Information Technologies Team
                  Telex:   053-4136 EXCREDCORP OTT
                  Telefax: (613) 598-6858

Or such other address or numbers as to which either party may from time to time notify the other. Documents sent by mail will be deemed to be received the 15th business day after mailing, and those transmitted by telex the second Business Day after transmission. In this Agreement, "in writing" includes printing, typewriting, or any electronic transmission that can be reproduced as printed text, on paper, at the point of reception. In this Section 5.01m "Business Day" means a day in the recipient's jurisdiction when banks are generally open for public business.

                                   ARTICLE VI
                                   PROPER LAW

                   SECTION 6.01. Proper Law.

                  This Agreement shall be deemed to be made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                                  ARTICLE VII
                   SUSPENSION OR TERMINATION OF DISBURSEMENTS/
                           PREDISBURSEMENT CONDITIONS

                   SECTION 7.01. Suspension or Termination of Disbursements.

                  Under the terms of the LOAN AGREEMENT, EDC is entitled, in the circumstances therein provided, to suspend or to terminate the BORROWER's right to ADVANCES which will result in a corresponding suspension or termination of disbursements hereunder.

                   SECTION 7.02. Predisbursement Conditions.

                   EDC shall be entitled to provide a copy of the predisbursement conditions for ADVANCES under the LOAN AGREEMENT to the EXPORTER and to discuss progress made in satisfying such conditions with the EXPORTER from time to time.

                                  ARTICLE VIII
                                  WAIVER BY EDC

                   SECTION 8.01. Waiver by EDC.

                  With respect to each amount to be disbursed or reimbursed hereunder, EDC may waive in whole or in part (with or without conditions) the provisions hereof (other than the provisions of Section 3.01) without prejudicing the right of EDC to assert such terms and conditions or part thereof in respect of any other amount to be disbursed or reimbursed.

                                   ARTICLE IX
                             SUCCESSORS AND ASSIGNS

                   SECTION 9.01. Successors and Assigns.

                  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided, that neither the BORROWER nor the EXPORTER may assign any of its rights or obligations hereunder, including without limitation, any right to the disbursement or reimbursement of any amount or any portion thereof, may grant a security interest in or lien upon any amount to be disbursed or reimbursed or any portion thereof, or may give any direction to EDC to pay any amount to be disbursed or reimbursed or any portion thereof to any person or in any manner except as expressly provided herein, unless EDC shall otherwise consent.

                  IN WITNESS WHEREOF the parties hereto have signed and delivered this Agreement as of the date first above written in the presence of two witnesses.

WITNESSES:                            TELECOMUNICACOES DE MINAS S.A (TELEMIG)


GERAIS                                Signature: ______________________________
                                      (Print Name):


                                      NORTEL CALA INC.

                                      Signature: ______________________________
                                      (Print Name):

                                      Signature: ______________________________
                                      (Print Name):

                                      EXPORT DEVELOPMENT CORPORATION

                                      Signature: ______________________________
                                      (Print Name):

Schedule "B" to the Loan Agreement No. 880-BRA-7615 made between
TELECOMUNICACOES DE MINAS GERAIS S.A (TELEMIG) and EXPORT DEVELOPMENT
CORPORATION.

Export Development Corporation
151 O'Connor Street
Ottawa, Canada K1a 1K3

Dear Sirs:

         Re: USD21,520,000 Loan to Telecomunicacoes de Minas Gerais S.A (Telemig) EDC Loan No. 880-BRA-7615

                  In my capacity as legal counsel of Telecomunicacoes de Minas Gerais S.A (Telemig) (the "Borrower"), I have been asked to give you an opinion
in connection with a loan agreement (the "Loan Agreement") dated as of         ,
1997 between the Borrower and Export Development Corporation ("EDC"), whereby EDC agreed to lend to the Borrower up to USD21,250,000 in respect of the purchase of cellular telecommunications equipment. Expressions defined in the Loan Agreement shall have the same meaning when in this opinion.

                  For the purposes of my opinion hereinafter expressed, I have reviewed original executed copies or copies certified to my satisfaction of the following documents:

                  (a)      the Loan Agreement;

                  (b)      the DPA;

                  (c)      [specify other relevant documents]; and

                  (d)      [specify relevant laws, decrees, approvals, etc.].

                  I have also examined such other documents as I have considered necessary or desirable in order that I may give this opinion.

                  I am of the opinion that:

                  1. the Borrower is a corporation duly incorporated and organized and validly existing and in good standing under the laws of Brazil;

                  2. the registered owner of approximately 89% of the issued and outstanding voting shares of the Borrower is Telecomunicacoes Brasileiras S.A (Telebras);

                  3. the Borrower has full corporate power and authority to own its property and assets and to carry on business;

                  4. the entering into and the performance of the terms of the Loan Agreement and the DPA and of each document to be delivered by the Borrower with respect to the Loan Agreement:

                  (I) are within its corporate powers and have been duly authorized by all necessary corporate action; and

                  (II) are not in violation of any law, statute, regulation, ordinance or decree of Brazil and are not contrary to public policy or public order in Brazil;

                   5. the Loan Agreement and the DPA have been duly executed and delivered on behalf of the Borrower and constitute direct, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms;

                   6. all registration, consents, licences and approvals of any administrative agency or governmental or other body required pursuant to the laws of Brazil in connection with the execution and delivery by the Borrower of the Loan Agreement and the DPA and for the performance by the Borrower of the terms thereof, for the making of the payment in US Dollars of amounts due under the Loan Agreement (including all amounts of principal interest and any additional amounts payable in respect thereof and all administration, commitment and other fees and all charges and expenses due under the Loan Agreement) to EDC at the place and at the times specified therein when and as the same shall become due and payable whether at maturity, by acceleration or otherwise, and for the validity and enforceability thereof, have been effected or obtained and are in full force and effect, except for:

                  (I)      the Prior Approval;

                  (II) the Certificate of Registration which will allow the Borrower to make payments in United States Dollars of principal, interest, fees, commissions and expenses as provided for in the Loan Agreement;

                  7. the obligations of the Borrower under the Loan Agreement will rank at least pari passu with all other unsecured and unsubordinated indebtedness of the Borrower which is not mandatorily preferred by operation of law;

                  8. the assets and revenues of the Borrower and the Purchaser are not subject to any Encumbrance other Permitted Liens;

                  9. the assets of the BORROWER do not enjoy immunity from writs of execution and attachment and Brazil will be responsible for the payment of any judgment obtained against the Borrower if the assets of the Borrower are not sufficient to satisfy such a judgment;

                  10. there are legal proceedings pending or threatened before any court, arbitral tribunal, administrative agency or governmental or other body having authority over the Borrower which could or would materially adversaly affect the financial condition or the business or assets of the Borrower or its ability to perform its obligation under the Loan Agreement;

                  11. the Borrower is not in violation of any term of its incorporating instrument and by-laws or of any agreement, instrument evidencing indebtedness mortgage, franchise, licence, judgment, decree, order, statute, rule, law, ordinance or regulation to which it or its business or assets are subject, the entering into and performance of and compliance with the Loan Agreement and the DPA will not result in any such violation or constitute a default under or be in conflict with any such term, or result in the creation of any mortgage, lien, Encumbrance or charge upon any of the assets of the Borrower pursuant to any such term ; and there is no such term which materially adversely affects or in the future may (so far as the undersigned can now foresee) materially adversely affect the financial condition or the business or assets of the Borrower or its ability to perform its obligations under the Loan Agreement;

                  12. all payments to be made by Borrower under the Loan Agreement are exempt from any present Taxes of or in Brazil and the Borrower is not required by law to make any deduction or witholding therefrom; in the event that future Taxes are imposed in connection with the Loan Agreement or payments thereunder, the Borrower's obligation to remit to EDC the equivalent of such Taxes and the increase in the rates of interest to provide for a return to EDC at the rates specified in the loan Agreement, after provision for payment of such Taxes, as provided in Section 4.05 of the Loan Agreement, are legal, valid, binding and enforceable.

                  13. It is not necessary in order to ensure the legality, validity, binding nature, enforceability or admissibility in evidence of the Loan Agreement or the DPA in Brazil that any document be filed, recorded or enrolled with any court or authority in Brazil or that any stamp, registration or other like taxes be paid on or in relation to the loan Agreement or the DPA, except that in order to ensure the legality, validity, binding nature, enforceability or admissibility in evidence of the Loan Agreement and the DPA in Brazil (A) the signatures of the parties to the Loan Agreement and the DPA signing outside Brazil must be notarized by a notary public licensed as such under the law of the place of signing and the signature of such notary public must be authenticated by a consultar official of Brazil (or in the absence of such notarization and consularization, the Loan Agreement and the DPA must be registered with the competent register of titles and deeds in Brazil); and (B) the Loan Agreement and the DPA must be translated into the Portuguese language by a swon translator prior to the Loan Agreement and the DPA being admitted into evidence by court in Brazil;

                  14. the Borrower is subject to the civil and commercial laws of Brazil in respect of its obligations generally and is not entitled to claim for Itself or its assets immunity from jurisdiction, suit, judgment, set-off, execution, attachment or other legal process in Brazil in respect of its obligations under the Loan Agreement;

                  15. in any proceedings taken in Brazil for the enforcement of the Loan Agreement, the choice of Ontario law as the governing law of the loan Agreement will be recognized by the Courts of Brazil and the irrevocable submission by the Borrower to the non-exclusive jurisdiction of the Courts of the Province of Ontario is legal, valid, binding and enforceable; and any judgment obtained in preceeding in the Province of Ontario would be enforced by the Courts of Brazil in accordance with and subject to the procedure in Brazil , provided such judgment is not contrary to public policy in Brazil and prior notice of those proceedings is given to the Borrower;

                  16. if, at any time, EDC takes or is required to take legal or other measures to enforce the Loan Agreement or the DPA, it will not be necessary for EDC to take any steps to register itself for the purpose of doing business in Brazil, and EDC is entitled to full access to the Courts of Brazil on the same terms as are available to residents and citizens of Brazil. If the Borrower does not apply for and obtain the Certificate of Registration from the Central Bank, EDC would be entitled to apply tor and to receive permission from the Central Bank to convert and transfer out of Brazil any monies obtained from the Borrower in satisfaction of EDC's right to receive payment under the Loan Agreement;

                  17. the appointment of CT Corporation System (Canada) Ltd. As agent for receipt of service upon the Borrower as provided in Section 12.03 of the Loan Agreement, is legal, valid, binding, enforceable and irrevocable.

Yours faithfully,

By:      _________________________

Legal Counsel of Telecomunicacoes de Minas Gerais S.A (Telemig)

                            EDC LOAN NO 880-BRA-7615



                           DATED AS OF AUGUST 7, 1998

                 TELECOMUNICACOES DE MINAS GERAIS S.A. (TELEMIG)

                                       AND

                               TELEMIG CELULAR S.A

                                       AND

                         EXPORT DEVELOPMENT CORPORATION

                       WAIVER AND LOAN AMENDMENT AGREEMENT

                                TABLE OF CONTENTS

                                                                                                                Page

PARTIES...........................................................................................................1

RECITALS..........................................................................................................1

ARTICLE I                DEFINITIONS..............................................................................2
     Section 1.01        Definitions..............................................................................2
     Section 1.02        Rules of Interpretation..................................................................2

ARTICLE II               PURPOSE OF AGREEMENT.....................................................................3
     Section 2.01        Purpose of Agreement.....................................................................3

ARTICLE III              CHANGE OF IDENTITY OF BORROWER...........................................................3
     Section 3.01        Substitution.............................................................................3

ARTICLE IV               REPRESENTATIONS AND WARRANTIES...........................................................3
     Section 4.01        Representations and Warranties...........................................................3
     Section 4.01(A)     Additional Representations and Warranties with respect to the Waiver and
                           Loan Amendment Agreement...............................................................4

ARTICLE V                COVENANTS OF BORROWER....................................................................4
     Section 5.01        Covenants of Borrower....................................................................4

ARTICLE VI               DEFAULT..................................................................................5
     Section 6.01        Default..................................................................................5

ARTICLE VII              NOTICE...................................................................................5
     Section 7.01        Notice...................................................................................5

ARTICLE VIII             PRE-EFFECTIVENESS CONDITIONS.............................................................6
     Section 8.01        Pre-Effectiveness Conditions.............................................................6

ARTICLE IX               COSTS AND EXPENSES.......................................................................6
     Section 9.01        Costs and Expenses.......................................................................6

ARTICLE X                MISCELLANEOUS............................................................................6
     Section 10.01       Miscellaneous............................................................................6
     Section 10.02       Governing Law............................................................................7

APPENDIX "A"             FORM OF OPINION OF TELEMIG'S COUNSEL

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
EDC LOAN NO 880-BRA-7615


THIS WAIVER AND LOAN AMENDMENT AGREEMENT dated as of August 7, 1998 is made

AMONG

                  TELECOMUNICACOES DE MINAS GERAIS S.A. (TELEMIG)
                  A Brazilian corporation having its head office at Belo Horizonte,
                  Minas Gerais, Brazil
                  ("TELEMIG")

AND

                  TELEMIG CELULAR S.A
                  A Brazilian corporation having its head office at Belo Horizonte, Brazil
                  ("TELEMIG CELULAR")

AND

                  EXPORT DEVELOPMENT CORPORATION,

                  A corporation established by an Act of the Parliament of Canada, having its head office at Ottawa, Canada ("EDC")

         WHEREAS pursuant to Loan Agreement dated September 9, 1997 (the "LOAN AGREEMENT"), EDC agreed to lend to TELEMIG up to USD21,250,000 in order to finance the purchase of the GOODS AND SERVICES;

         WHEREAS pursuant to Law No. 9295 of July 19, 1996 TELEMIG was required to segregate its activities relating to mobile cellular telephone services into autonomous entities;

         WHEREAS on January 5,1998, TELEMIG CELULAR was created and had transferred to it the assets and liabilities of TELEMIG relating to mobile cellular telephone services, all in accordance with the provisions of Portaria No. 782 dated December 15, 1994 of the Ministry of Communications and the 200th Ordinary Meeting of the Board of Officers of Telecomunicacoes Brazileiras S.A ("TELEBRAS") dated December 17, 1997;

         WHEREAS pursuant to law No. 9472 dated July 16, 1997 of the Federative Republic of Brazil, the Executive Power was authorized to restructure and privatize TELEBRAS;

         WHEREAS pursuant to Decree No. 2546 dated April 14, 1998, telebras was authorized by the Executive Power to restructure itself into, along with TELEBRAS, twelve (12) new holding companies and such companies were authorized to be privatized;

         WHEREAS pursuant to the provisions of the 76th Extraordinary General Shareholders meeting of TELEBRAS dated May 22, 1998, TELEBRAS restructured itself into twelve (12) holding companies (one of which was Telemig Celular Participacoes S.A , which became the controlling shareholder of TELEMIG CELULAR); and

         WHEREAS in anticipation of the privatization of TELEMIG CELULAR, TELEMIG and TELEMIG CELULAR have requested that EDC, inter alia, amend certain provisions of the LOAN AGREEMENT and waive certain EVENTS OF DEFAULT thereunder and release TELEMIG and TELEMIG CELULAR from their obligations of joint and several liability as contained in the Agreement dated April 20, 1998 between TELEMIG and EDC (the "PROTOCOL");

         NOW THEREFORE EDC, TELEMIG and TELEMIG CELULAR agree that:

                                   ARTICLE I
                                   DEFINITIONS

                  SECTION 1.01 Definitions.

                  In this Waiver and Loan Amendment Agreement, word and expressions not otherwise defined herein shall have the meaning ascribed thereto in the LOAN AGREEMENT.

                  SECTION 1.02. Rules of Interpretations.

                  In this Waiver and Loan Amendment Agreement unless the context requires otherwise:

                  (a) the singular shall include the plural and vice versa;

                  (b) references to a "person" shall be construed as references to any individual, firm, company, corporation, unincorporated body of persons or any state or political subdivision thereof or any government or any agency thereof;

                  (c) whenever any person is referred to, such reference shall be deemed to include the permitted assignees and successors of such person, whether by operation of law, consolidation, merger, sale, amalgamation or otherwise as applicable;

                  (d) references to a specified Article, Section or Schedule shall be construed as references to that specified Article or Section of, or Schedule to, this Waiver and Loan Amendment Agreement;

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
                  (e) references to any agreement or other instrument shall be deemed to include such agreement or other instrument as it may from time to time be modified, amended, supplemented or restated in accordance with its terms and, where required hereunder, with the consent of EDC;

                  (f) the terms "hereof, "herein" and "hereunder" shall be deemed to refer to this Waiver and Loan Amendment Agreement; and

                  (g) the headings of the Articles and Sections are inserted for convenience only and shall not affect the construction or interpretation of this Waiver and Loan Amendment Agreement.

                                   ARTICLE II
                              PURPOSE OF AGREEMENT

                  SECTION 2.01. Purpose of Agreement.

                  The purpose of this Waiver and Loan Amendment Agreement is to
(a) substitute TELEMIG CELULAR as the BORROWER under the LOAN AGREEMENT; (b) release TELEMIG and TELEMIG CELULAR from their obligations under the PROTOCOL as joint and several obligors under the LOAN AGREEMENT; (c) waive and/or amend certain EVENTS OF DEFAULT; and (IV) make such other additions, deletions, or amendments to the LOAN AGREEMENT as the parties may deem appropriate.

                                  ARTICLE III
                         CHANGE OF IDENTITY OF BORROWER

                  SECTION 3.01. Substitution.

                  In all relevant places, the LOAN AGREEMENT is amended by substituting "Telemig Celular S.A" for "Telecomunicacoes de Minas Gerais S.A (Telemig )" so that TELEMIG CELULAR shall for all purposes be the obligor under the LOAN AGREEMENT and so that all references to the BORROWER in the LOAN AGREEMENT shall be references to TELEMIG CELULAR and not to TELEMIG.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

                  SECTION 4.01. Representation and Warranties.

                  Section 2.01 of the LOAN AGREEMENT is hereby amended by:

                  (a) deleting sub-section (b) in its entirety.

                  (b) deleting sub-sections (a) and (b) of sub-section (f) and
(I) and substituting therefore the following:

                  "requesting the Banco Central do Brasil to amend the Certificate of Registration to reflect the change in the identify of the obligor under the LOAN AGREEMENT from TELEMIG to TELEMIG CELULAR;"

                  (c) deleting "December 31, 1996" in sub-section (j) and substituting therefore "December 31, 1997"; and

                  (d) adding the word "amended" before the words "CERTIFICATE OF REGISTRATION" in sub-section (C) of sub-section (f)(I).

                  Section 4.01 (A) Additional Representations and Warranties with respect to the Waiver and Loan Amendment Agreement.

                  TELEMIG CELULAR further represents and warrants with respect to this Waiver and Loan Amendment Agreement that the entering into and performance of the terms of this Waiver and Loan Amendment Agreement by TELEMIG CELULAR are within its corporate powers and have been duly authorized by all necessary corporate action, is not in violation of any law, statute, regulation, ordinance or decree of Brazil, is not contrary to public policy or public order in Brazil and constitutes direct, legal, valid and binding obligations of TELEMIG CELULAR, enforceable against TELEMIG CELULAR in accordance with its terms.

                                   ARTICLE V
                              COVENANTS OF BORROWER

                  SECTION 5.01. Covenants of Borrower.

                  Section 7.01 of the LOAN AGREEMENT is hereby amended by:

                  (a) adding a new sub-section (IV) to sub-section (f) as follows:

                  "obtain from the Banco Central do Brasil the appropriate amendments to the Certificate of Registration to reflect the change in the identity of the obligor under the LOAN AGREEMENT from TELEMIG to TELEMIG CELULAR and which will, inter alia, allow the BORROWER to make payments in UNITED STATES DOLLARS of principal, interest, fees, commissions and expenses provided for herein;"

                  (b) deleting "0.75%"in sub-section (i) and substituting therefore "1:1"

                                   ARTICLE VI
                                     DEFAULT

                  SECTION 6.01. Default.

                  Section 9.01 of the LOAN AGREEMENT is hereby amended by:

                  (a) deleting "or TELEBRAS"in sub-section (c);

                  (b) deleting "or TELEBRAS"in sub-sections (d)(I) and (d)(II)

                  (c) deleting "in the case of the BORROWER and USD10,000,000 in the case of TELEBRAS" in section (d)(II)(B);

                  (d) deleting sub-section (k) and replacing it with the following:

                  "the BORROWER shall cease to carry on the business of a provider of cellular telecommunications services or there shall occur any substantial change in the nature of the business carried on by the BORROWER;

                  (e) deleting sub-section (g) in its entirety; and

                  (f) deleting sub-section (j) in its entirety.

                                  ARTICLE VII
                                     NOTICE

                  SECTION 7.01. Notice.

                  Section 10.01 is hereby amended by:

                  (a) deleting the current address for the BORROWER and replacing it with the following, with the same change being made at Section 5.01 of the DPA:

                  "TELEMIG CELULAR S.A
                  Rua Levindo Lopes, 258 - 9(degrees) andar
                  Belo Horizonte - Minas gerais
                  CEP 30.140-170
                  Attention:        Gerente Departamento de Suporte Gestao
                  Telefax:.031 - 3259.3076
                  Telephone:        031 - 3259.3077

                                  ARTICLE VIII
                          PRE-EFFECTIVENESS CONDITIONS

                  SECTION 8.01. Pre-Effectiveness Conditions.

                  This Waiver and Loan Amendment Agreement shall become effective upon EDC having received the following:

                  (a) the favorable opinion of counsel to the BORROWER substantially in the form of Schedule A attached hereto; and

                  (b) confirmation satisfactory to EDC that any approvals from or registrations required with the Banco Central do Brasil with respect to this Waiver and Loan Amendment Agreement have been obtained.

                                   ARTICLE IX
                               COSTS AND EXPENSES

                  SECTION 9.01. Cost and Expenses.

                  In connection with the preparation, negotiation and execution of this Waiver and Loan Amendment Agreement, TELEMIG CELULAR shall within thirty
(30) days of EDC's billing therefore (a) pay EDC a documentation fee of USD5,000; and (b) all costs and expenses incurred by EDC in connection with this Agreement (including without limitation, reasonable travel costs of EDC and the fees and expenses of independent legal counsel for EDC).

                                   ARTICLE X
                                  MISCELLANEOUS

                  SECTION 10.01. Miscellaneous.

                  Save as amended by this Waiver and Loan Amendment Agreement, the provisions of the LOAN AGREEMENT shall continue in full force and effect and shall apply, mulatis mutandis, to TELEMIG CELULAR.

                  SECTION 10.02. Governing Law.

                  This Waiver and Loan Amendment Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable herein.

                  IN WITNESS WHEREOF the parties hereto have signed this Waiver and Loan Amendment Agreement as of the date first above written.

                                       TELECOMUNICACOES DE MINAS S. A (TELEMIG)


                                      Signature: ______________________________
                                      (Print Name):

                                      TELEMIG CELULAR S.A.

                                      Signature: ______________________________
                                      (Print Name):


                                      EXPORT DEVELOPMENT CORPORATION

                                      Signature: ______________________________
                                      (Print Name):

                                      Signature: ______________________________
                                      (Print Name):

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